SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Overseas Regulatory Announcement on Board of Directors Resolutions	Exhibit 99.1

Overseas Regulatory Announcement on Working Rules for Independent Directors	Exhibit 99.2

Overseas Regulatory Announcement on Working Rules of the General Manager	Exhibit 99.3

Overseas Regulatory Announcement on the Working System for Investor Relations	Exhibit 99.4

Overseas Regulatory Announcement on Report on Remedial Actions Taken in Relation to the Strengthening of Corporate Governance	Exhibit 99.5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 13, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the 24th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The directors were informed of the convening of the 24th meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 12 October 2007. The Meeting was held by correspondence on 26 October 2007. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The supervisory committee members and senior management of the Company attended the Meeting. The Meeting complied with the requirements of PRC Company Law and the articles of associations of the Company. Mr Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The 2007 third quarterly report and the authorization given to the secretary to the board of directors (the “Board”) to submit the report to The Stock Exchange of Hong Kong Limited, Shanghai Stock Exchange and the New York Stock Exchange were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);
Resolution 2	The “Work System for the Independent Directors of Sinopec Shanghai Petrochemical Company Limited” was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);
Resolution 3	The “Work Guidelines for the General Manager of Sinopec Shanghai Petrochemical Company Limited” was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);
Resolution 4	The “Investor Relations Work System of Sinopec Shanghai Petrochemical Company Limited” was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);
Resolution 5	The “Report of Specific Matters on Corporate Governance Reform of Sinopec Shanghai Petrochemical Company Limited” was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 26 October 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

The Working Rules for Independent Directors

(Reviewed and adopted at the 24th Meeting of the 5th the Board of Directors

held on October 26, 2007)

Sinopec Shanghai Petrochemical Company Limited and the members of its Board of Directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false representations or misleading statements contained herein, or material omissions from, this announcement.

This announcement is to be simultaneously published in Shanghai and Hong Kong. The publishing of this announcement domestically is done pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Chapter I General Provisions

Article 1 In order to improve the corporate governance structure of Sinopec Shanghai Petrochemical Company Limited (“Company”) and promote the standardization of the Company’s operations, these rules are formulated in accordance with both the Guiding Opinions on the Establishment of an Independent Director System in Listed Companies (“Guiding Opinions”) promulgated by the China Securities Regulatory Commission (“CSRC”), the Company’s Articles of Association and relevant laws, regulations and regulatory rules.

Article 2 “Independent director” means a director who holds no other office in the Company other than that of director and has no relationship with the Company or any of its major shareholders which might potentially obstruct his or her capacity to make independent and objective decisions regarding the Company.

Article 3 Independent directors shall owe to both the Company and its shareholders fiduciary duties and a duty to act with due diligence. Independent directors shall earnestly perform their duties as required by relevant laws, regulations, and regulatory rules and as specified by the Articles of Association in order to safeguard the overall interests of the Company, with special attention to protecting the legitimate rights and interests of the small and medium shareholders of the Company.

Independent directors shall perform their duties independently, free from the influence of the Company’s primary shareholders, those exercising control of the Company or any other organization or person having an interest in the Company, such organization’s primary shareholders or those exercising control over the same.

By principle, an independent director may not concurrently serve as an independent director at more than five listed companies at any one time and must provide adequate assurance that he or she has sufficient time and energy to effectively perform the duties of an independent director.

Article 4 One-third or more of directors on the Board of Directors of the Company shall be independent directors, of which at least one shall be a professional accountant (meaning a person holding a senior professional title or being qualified as a certified public accountant).

Article 5 In the event that an independent director no longer satisfies the independence requirements or in anyway ceases to be eligible to perform his or her duties, such independent director shall be dismissed from office and replaced. If such a dismissal results in the number of independent directors of the Company falling below that required to form quorum as described in the Guiding Opinions and in the Articles of Association, the Company shall fill the vacancy in the manner as specified in the Articles of Association.

Article 6 As required by the CSRC, independent directors and prospective independent directors shall attend the necessary training programs organized by the CSRC and its authorized agencies.

Chapter II Qualifications of Independent Directors

Article 7 The independent directors of the Company shall:

(1)	Possess the qualifications as required of directors by domestic and foreign laws, regulations and other relevant rules;

(2)	Possess the independence required by the Guiding Opinions and the Articles of Association;

(3)	Possess a basic knowledge about the operations of listed companies and be familiar with relevant laws, administrative regulations and rules thereto;

(4)	Have at least five years of legal, economic or other experience qualifying them for the performance of the duties of an independent director;

(5)	Meet the other requirements as set forth in the Articles of Association.

Article 8 To ensure the independence of the directors, the following people shall be deemed ineligible to serve as an independent director of the Company:

(1)	Persons who hold an office in the Company or in any of its affiliates, as well as any person holding such an office’s immediate family members (spouses, parents or children) and close relatives (siblings, parents-in-law, daughters-in-law, sons-in-law, sisters-in-law, and brothers-in-law);

(2)	Natural person shareholders who directly or indirectly hold 1% or more of the outstanding shares of the Company or who are among the top ten shareholders of the Company, their immediate family members as well as those whose shares were received from such shareholders via inheritance or through the shareholder’s other financial support;

(3)	Persons who work for a shareholding entity that directly or indirectly holds 5% or more of the outstanding shares of the Company or that is among the top five shareholder entities of the Company as well as their immediate family members;

(4)	Persons who have qualified under any one of the descriptions set forth in the foregoing three sub-articles within the past year;

(5)	Persons who provide financial, legal or consulting services for the Company or its affiliates;

(6)	Persons who are already serving concurrently as an independent director for five listed companies;

(7)	Other persons as identified by the CSRC.

Chapter III The Nomination, Election and Replacement of Independent Directors

Article 9 Candidates for an independent directorship shall be nominated by the Company’s Board of Directors and its Board of Supervision, independently or jointly with those shareholders holding 1% or more of the outstanding shares of the Company, for election at the shareholders’ meeting of the Company.

Article 10 The following procedures shall be followed prior to the election of independent directors:

(1)	Before nominating a candidate for independent director, the nominator shall seek the consent of the nominee, be apprised of the nominee’s occupational and educational background, professional title, detailed work experience as well as all of the posts currently or previously held by the nominee and shall provide such details to the Company in written form. The candidate shall make a commitment to the Company in writing to accept the nomination, warrant that the information publicly disclosed about the candidate is true and complete and shall certify that if elected as an independent director the candidate will undertake to earnestly perform directorship duties;

(2)	The person nominating a candidate for independent director shall certify that the candidate has the qualifications necessary for office as well as the independence of the candidate. The nominee shall issue a public statement stating that there is no relationship between the candidate and the Company that could potentially impair his or her independent and objective judgment;

(3)	Prior to holding a shareholders’ meeting for the election of an independent director, the Board of Directors of the Company shall announce the foregoing requirements of an independent director. If an independent director is nominated prior to a shareholders’ meeting held by the Board of Directors, the written information relating to the nominee as set forth in the previous two paragraphs of this Article 10 shall be made public together with the Board’s resolutions;

(4)	In the case where a temporary motion for the election of an independent director is put forward at an annual shareholders’ meeting of the Company by shareholders holding 5% or more of the Company’s outstanding voting shares, either solely or jointly with or by the Board of Supervisors, the intent to nominate a candidate for independent director, the written notice indicating the nominee’s willingness to accept the nomination, as well as the relevant written information about the nominee as set forth in paragraphs (1) and (2) hereof shall be delivered to the Company no earlier than the first day after the notice of the annual shareholders’ meeting is issued and no later than seven days before the meeting is convened, but within seven days of such nomination.

(5)	When notice is given regarding an upcoming shareholders’ meeting held for the election of any independent directorship, the Company shall submit the relevant information of all of the nominees to the CSRC, the CSRC’s local agent and to the stock exchange where the shares of the Company are publicly listed. If the Board of Directors of the Company grants an exception for a nominee as to the relevant requirements of nominees, the written opinions of the Board of Directors shall be submitted therewith. Any nominee whose nomination is opposed by a related stock exchange shall be deemed ineligible to be a candidate for a position as an independent director. When a shareholders’ meeting is held for the election of an independent director, the Board of Directors of the Company shall make a determination and issue a statement as to whether the candidate for the independent directorship is opposed by the related stock exchange.

Article 11 The tenure of independent directors shall be the same as that of the other directors of the Company and may be renewed by reelection at the expiration of the independent director’s term, but independent directors shall be limited to serving a total of six years as an independent director.

Article 12 Independent directors shall attend the regularly scheduled meetings of the Board of Directors, be informed regarding the production and operations of the Company and conduct fact-gathering inquiries where necessary to inform their decision making. The independent directors shall deliver an annual independent directors’ report to the annual shareholders’ meeting of the Company, describing how they have performed their duties.

Article 13 An independent director who is unable to attend a meeting in person shall authorize another independent director to act as a proxy to represent him or her at the meeting. The power of attorney for such proxy shall be signed by or bear the seal of the independent director and shall indicate the name of the proxy, the scope and limit of the granted authority, and its term of validity. An independent director who fails to personally attend three consecutive meetings of the Board of Directors may be replaced upon the request of the Board of Directors at a shareholders’ meeting. Except for the circumstances mentioned in this paragraph and other circumstances as set forth in the Company Law regarding the disqualification of a director, no independent director may be removed without cause from office prior to the expiration of his or her term. The Company shall disclose any early removal of an independent director and treat such as a matter requiring special disclosure. Where an independent director that has been removed from office views their removal as being ill-founded, he or she may make a public statement regarding such removal.

Article 14 An independent director may request to resign prior to the expiration of his or her term by submitting a written resignation letter to the Board of Directors, setting forth any reasons for such resignation or anything deemed to be in need of the special attention of the shareholders, and creditors of the Company. If the resignation of an independent director causes the ratio of independent directors on the Board of Directors of the Company to fall below that required for a quorum by the Guiding Opinions and the Articles of Association, the resigning independent director shall continue to perform his or her duties in accordance with the laws, administrative regulations, Articles of Association and these rules until a succeeding independent director takes office. Upon such occurrence, the Board of Directors shall convene a shareholders’ meeting within two months for the election of a new independent director. If no shareholders’ meeting is held within the time limit, the resigning independent director may discontinue the performance of his or her duties.

Chapter IV Special Powers of Independent Directors

Article 15 In order to ensure the efficacy of the role of the independent directors in the Company, the Company grants them the following special powers in addition to the powers granted to them by Company Law and other relevant laws and regulations:

Any decision by the Company to enter into a major affiliated transaction as well that to engage or disengage an accounting firm shall be approved by a majority of the independent directors prior to being submitted to the Board of Directors for discussion. Majority approval of the independent directors shall be required in order to request the Board of Directors to hold a temporary shareholders’ meeting, recommend that a Board of Directors meeting be held and to openly solicit voting power from the shareholders prior to a shareholders’ meeting. Subject to unanimous approval, the independent directors may independently engage an external auditing or consulting institution at the expense of the Company to audit and advise on specific issues relating to the Company.

Article 16 Upon the Company’s failure to adopt Article 15 above or in the instance where the powers as set forth therein cannot be exercised normally, the Company shall disclose such facts and circumstances relating thereto.

Article 17 The Board of Directors of the Company shall setup a professional committee with independent directors constituting a majority of the members thereof for any matter relating to the review, remuneration or examination of the Company.

Chapter V Independent Opinions of Independent Directors

Article 18 In addition to the above-mentioned duties, the independent directors shall provide independent opinions on the following major issues to the Board of Directors or to the shareholders’ meetings of the Company:

(1)	The nomination, appointment and dismissal of directors;

(2)	The hiring or discharge of senior executives;

(3)	The compensation of the directors and senior executives of the Company;

(4)	Currently existing or those new loans or other monetary transactions resulting from actions by the shareholders of the Company, by someone in control of the Company or by an affiliate of the Company in an amount up to or exceeding the standard for determining major affiliated transactions (as determined by consulting the standards set forth by relevant regulatory authorities from time to time) which is made subject to the approval of the Board of Directors or the shareholders’ meeting de jure, and to determine whether the Company should take measures to recover any amount owed to the Company;

(5)	Matters believed by the independent directors to pose a possible threat to the rights and interests of the small and medium shareholders of the Company;

(6)	Any matter about which the independent directors must issue independent opinions as required by the relevant laws, regulations, stock exchange rules or other rules in the place where the shares of the Company are listed.

Article 19 In respect to the matters listed above, independent directors have the choice of adopting one of the following opinions: (1) agreeing; (2) reserving opinion and offering an explanation for such reservation; (3) objecting and offering an explanation of the grounds of such objection; or (4) offering no comment for reasons of an inability or obstacle preventing such comment.

Article 20 The Company shall publish the independent directors’ opinions on those matters that require disclosure. In the case where independent directors differ in opinion and cannot reach agreement, the Board of Directors shall separately publish the conflicting opinions of the independent directors.

Chapter VI Working Conditions of Independent Directors

Article 21 The Company shall provide the resources and support necessary to enable the independent directors to effectively exercise their powers. The Company shall ensure that the independent directors enjoy equal rights of access to information as the other directors. The Company must provide advanced notice to the independent directors according to the statutorily defined amount of time prior to the Board of Directors making a decision on any matter. The Company shall also provide sufficient information to the independent directors in order to adequately inform them regarding a decision on any matter. If deemed necessary by the independent directors, they may request additional information in order to better inform their decision. Where two or more independent directors deem the information provided to them as being unclear or insufficient, they may jointly submit a written request to the Board of Directors for the postponement of a Board of Directors meeting or of the review of the matter in question until adequate information is gathered; the Board of Directors shall grant all requests by the independent directors so submitted.

A record of the information provided by the Company to the independent directors shall be maintained for a minimum of five years.

Article 22 The Company shall provide the working conditions necessary for the independent directors to be able perform their duties. The Secretary of the Board of Directors of the Company shall offer active assistance to the independent directors in the performance of their duties by making presentations, providing information, regularly communicating the operational status of the Company to them and, when necessary, organizing field inspections by the independent directors. The Secretary of the Board of Directors shall be responsible for the timely publication of the independent opinions, motions and written statements of the independent directors as required by the stock exchange.

Article 23 The related personnel of the Company shall offer active cooperation and shall refrain from attempting to obscure information, obstructing or in anyway interfering with the independent director’s exercise of their powers.

Article 24 The Company shall be responsible for the expenses incurred by the independent directors in connection with their engaging any independent agency or the exercise of their other powers.

Article 25 The Company shall provide appropriate compensation to the independent directors according to a standard to be formulated by the Board of Directors, reviewed and approved by the shareholders’ meeting and disclosed in the annual report of the Company. Outside of the above mentioned compensation, the independent directors shall not receive any other interest not disclosed to the Company and its major shareholders and interested parties and persons.

Article 26 The Company will provide adequate insurance to indemnify the independent directors from personal liability in order to minimize the risk of the independent directors being exposed to liability during the performance of their normal duties.

Chapter VII Supplementary Provisions

Article 27 These rules shall be effective upon their approval and adoption by the Board of Directors of the Company as shall be all revisions hereto.

Article 28 The Company shall handle all matters not covered herein in accordance with the relevant laws, regulations, regulatory rules and the Articles of Association. In case of any conflict between these rules and relevant future promulgated laws, regulations and regulatory rules or with any legal revision of the Articles of Association, the latter shall govern and the former shall be revised immediately and be subsequently submitted to the Board of Directors for their review and adoption.

Article 29 The power to interpret these rules rests with the Board of Directors of the Company.

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

The Detailed Working Rules of the General Manager

(Reviewed and adopted at the 24th Meeting of the 5th the Board of Directors

held on October 26, 2007)

Sinopec Shanghai Petrochemical Company Limited and the members of its Board of Directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false representations or misleading statements contained herein, or material omissions from, this announcement.

This announcement is to be published simultaneously in Shanghai and Hong Kong. The publishing of this announcement domestically is done pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Chapter I General Provisions

Article 1 In order to further improve the corporate governance structure of Sinopec Shanghai Petrochemical Company Limited (the “Company”) the discussion procedures and decision making capabilities by the management under the leadership of the General Manager of the Company, and to delegate the performance of the duties of management as well as to ensure the efficient and orderly operation of the enterprise, these detailed rules are hereby formulated in accordance with relevant state laws, regulations, regulatory rules and the Company’s Articles of Association (“Articles of Association”).

Article 2 The Company has one General Manager commissioned by the Board of Directors as well as several Deputy General Managers and one Chief Financial Officer (“CFO”) who are nominated by the General Manager for acceptance by the Board of Directors.

Article 3 The Board of Directors grants to the General Manager all authority necessary to manage the business operations and the internal and external affairs of the Company.

Article 4 These detailed rules are applicable to the senior executives, which includes the General Manager, the Deputy General Managers and the CFO.

Article 5 The General Manager, the Deputy General Managers and the CFO shall exercise their powers in good faith and with the

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diligence required of them by the laws, regulations, regulatory rules and by the Articles of Association for the safeguarding of the interests of the Company and in order to diligently serve the Company.

Chapter II Duties and Powers

Article 6 The General Manager is subordinate to the Board of Directors and exercises the following powers:

(1)	To preside over the production and operational management of the Company and to ensure the implementation of the resolutions of the Board of Directors;

(2)	To organize the implementation of the annual operational plans and the investment proposals of the Company;

(3)	To formulate plans for the establishment of the Company’s internal management organs;

(4)	To formulate plans for establishing new branches of the Company;

(5)	To formulate the basic management structure of the Company;

(6)	To draft the basic rules and regulations of the Company;

(7)	To submit to the Board of Directors requests for the acceptance or discharge of the Deputy General Managers and the CFO of the Company;

(8)	To hire or discharge those executives which the Board of Directors is not responsible for hiring or discharging;

(9)	To formulate standards for the compensation and bonuses of and punitive measures to be taken against Company employees and to decide on the hiring or discharge of employees;

(10)	To propose convening temporary Board of Directors’ meetings;

(11)	To exercise those other powers as granted by the Articles of Association and the Board of Directors.

Article 7 The Deputy General Managers are to assist the General Manager in managing the Company and its affiliates in a manner as specified by the General Manager, and are subordinate to the general manager. The Deputy General Managers are responsible to the General Manager in connection with the management work delegated to them and shall have the corresponding powers to accomplish such assignments. The Deputy General Managers shall promptly report to the General Manager on any important event that arises in during the performance of their regular duties and offer suggestions to the General Manager concerning the guidelines and policy issues concerned after making appropriate investigations and studies thereof.

Article 8 The CFO shall assist the General Manager in managing the financial affairs of the Company, as well as its investment and financing work and is responsible to the General Manager while carrying out such duties. The CFO’s major duties include formulating financial management system plans and related management measures of the Company, as well as drawing up, examining and approving major financial budgets and expenditure plans, organizing the compilation and auditing of accounting statements, financial budgets and final accounts, organizing the supervision of budget implementation and ensuring the all-round achievement of the financial objectives of the Company; organizing the coordination and handling of major urgent financial issues of

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the Company, organizing the discharge and use of large-scale assets and funds, organizing the investigation and handling of the any of the Company’s major incidents involving the loss of assets or funds; taking charge of the education, training, assessment, rewards and punitive measures of subordinates, coordinating the business relations of related departments and timely fulfilling other tasks as assigned by superiors.

Article 9 Subject to compliance with the Articles of Association and the Internal Control Manual of the Company, the General Manager shall have the authority necessary to utilize the assets and funds of the Company, sign major agreements and handle other important matters to the extent authorized by the Board of Directors or the chairman of the Board of Directors. The General Manager shall make reports on his or her the exercise of such authority and on any signed agreements to the chairman of the Board of Directors and to the Board of Directors for filing purposes. The Deputy General Managers and the CFO may sign relevant major agreements and business documents to the extent authorized by the General Manager. When exercising their powers, the General Manager, Deputy General Managers and the CFO shall not change the resolution of the shareholders’ meeting or of the Board of Directors, nor overstep the authority extended to them.

Article 10 The General Manager shall be entitled to receive notice of Board of Directors meetings and to the relevant documents thereto but shall not be considered a director and shall attend the Board of Directors meetings as a non-voting member only. The Deputy General Manager(s) and the CFO also shall not be considered directors, but shall attend the Board of Directors meetings as non-voting members.

Chapter II Meeting System

Article 11 Working Meetings of the General Manager:

(1)	Is an administrative working meeting during which the General Manager shall organize the implementation of the Board of Directors’ resolutions and deliberate on the resolution and handling of the major issues related to the coordination of the production, operations and management of the Company. The meeting shall be presided over by the General Manager or a Deputy General Manager as assigned by the General Manager when the General Manager is unable to attend;

(2)	The main purposes of the meeting shall be to review and implement the Board of Directors’ resolutions and work assignments; review and carry out the relevant resolutions of the Board of Supervisors; review and draw up the annual plans and implementation measures for the Company’s production, operations, finance, investment, engineering, technology, external cooperation, safety, environmental protection and human resources; to decide on the appointment, removal, reward or the punitive measures to be taken with regards to the Company’s personnel within the extent of its authority; accomplish the major tasks related to the routine operations of the Company; formulate plans for the establishment of an internal management structure and related mechanisms; draw up the basic management rules, standards and codes of the Company; discuss the important issues that are put forth for the review of the departments and/or offices of the Company; supervise and coordinate the work of all of the departments; discuss and review such other issues as require submission to the Working Meeting of the General Manager;

(3)

The meeting shall be held irregularly based on work needs. Those in attendance shall include the General Manager, the Deputy General Managers, the CFO and the Assistant to the General Manager. The Secretary to the Board of Directors, the Deputy Chief Accountant and the Director of the General Manager’s office shall attend the meeting but shall not hold any

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voting power. The Secretary and Deputy Secretary of the Party Committee and the chairman of the Trade Union may also be invited to the meeting when the General Manager deems such invitation as being necessary. In an expanded meeting, the heads of all of the Company’s administrative departments and offices shall be present. Those members that cannot be present shall ask the General Manager for leave and inform the General Manager’s Office of such absence for filing purposes;

(4)	The issues put forth by the departments and offices for discussion, review and decision at the meeting must be examined by the Deputy General Manager in charge and approved by the General Manager before being included on the agenda. Prior to the commencement of meeting discussions, the relevant department, office or unit must timely make the necessary preparations and distribute meeting materials and documents to the leaders attending the meeting;

(5)	The General Manager’s Office shall be responsible for the preparations for the working meeting and for keeping minutes on the basis of the decisions made at the meeting;

(6)	The departments, offices and units shall firmly abide by and carry out the issues discussed and decided upon at meetings to ensure the enforcement of administrative orders and prohibitions and to subsequently promptly report on the results of such implementation efforts to the General Manager’s Office. The General Manager’s Office shall be focused on the supervision and review of the Company and always keep the General Manager informed of the results thereof.

Article 12 There shall be a routine meeting called the Economic Activity Analysis Meeting of Managers (factory principals). Analyzing the current economic operations and arranging specific operational objectives and work requirements for the next phase of operations are the main tasks to be accomplished by such meetings. The meeting is to be called on a monthly basis and presided over by the General Manager. Those in attendance shall include the Secretary of the Party Committee, the Deputy General Managers, the CFO, the Assistant to the General Manager, the Secretary of the Board of Directors, the Deputy Chief Accountant and the heads of each administrative department, and those of the subordinate work units of the Company, with the principals of the related work units attending on a non-voting basis. The General Manager can authorize a Deputy General Manager to preside over the meeting when he or she is unable to attend a meeting. The General Manager’s Office shall be responsible for meeting preparations and for keeping minutes based on the meeting agenda.

Chapter IV Reporting System

Article 13 In accordance with the Articles of Association, the General Manager shall report to the Board of Directors or, upon request, to the Board of Supervisors, on the signing and implementation of any major agreements, the utilization of funds as well as the profits and losses of the Company. The General Manager shall be responsible for verifying the accuracy of such report.

Article 14 Prior to making decisions on issues related to wages, welfare, safety, labor, labor insurance and the dismissal (or expulsion) of an employee of the Company, the General Manager shall first solicit the opinions of the relevant Trade Union and the Workers’ Congress.

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Article 15 In the case of the resignation of the General Manager, a Deputy General Manager, the CFO or other senior executive, notice shall be given to the Board of Directors in accordance with the time and manner prescribed in such person’s individual employment contract with the Company and those procedures and methods specified therein shall be followed.

Chapter V Supplementary Provisions

Article 16 These detailed rules will become effective commencing on the date when they are reviewed and adopted by the Board of Directors of the Company as shall any revisions hereto.

Article 17 The Company shall handle all matters not covered herein in accordance with the relevant laws, regulations, regulatory rules and the Articles of Association.

Article 18 The authority to interpret these detailed rules rests with the General Manager’s Office of the Company

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited

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Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Working System for Investor Relations

(Reviewed and adopted at the 24th Meeting of the 5th the Board of Directors

held on October 26, 2007)

Sinopec Shanghai Petrochemical Company Limited and the members of its Board of Directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained herein, or material omissions from, this announcement.

This announcement is to be published simultaneously in Shanghai and Hong Kong. The domestic publication of this announcement is done pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Chapter I General Provisions

Article 1 In order to further improve the flow of information between Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its investors, improving the corporate governance structure and better protecting the legitimate rights and interests of investors—especially public investors—this system is hereby formulated in accordance with the Working Guidelines for the Relationship between Listed Companies and Investors promulgated by the China Securities Regulatory Commission (the “CSRC”), the Articles of Association and other related laws, regulations and regulatory rules.

Article 2 Investor relations efforts are an important pursuit whereby the Company leverages information disclosure and exchange in order to strengthen its communications with investors and potential investors, increase their understanding and recognition of the Company, to enhance the level of its corporate governance, maximize the overall interests of the Company and to protect the legitimate rights and interests of investors. This system aims to:

(1)	Boost the positive relationship between the Company and investors in order to further increase their understanding of and familiarity with the Company;

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(2)	Establish a stable and valuable foundation of investors in order to secure long-term market support;

(3)	Form a corporate culture of serving and respecting investors;

(4)	Promote investment ideas for achieving both the maximized overall interests of the Company and the growth of shareholder wealth;

(5)	Increase the transparency of information disclosure by the Company and to thereby improve its corporate governance.

Article 3 The fundamental principles of investors’ relations work are as follows:

(1)	The Principle of Full Information Disclosure. In addition to the compulsory disclosure of information, the Company can take the initiative in disclosing additional information that about which investors are concerned.

(2)	The Principle of Compliance to Required Information Disclosure. The Company shall abide by state laws and regulations as well as the rules of the securities regulatory department and the stock exchange regarding the information required to be disclosed by listed companies to ensure that the information so disclosed is true, accurate, complete and timely. In carrying out investor relations work, the Company shall take care to maintain the confidentiality of any information not yet published as well as other internal information. Once any confidential information is divulged, the Company shall promptly make full disclosure as required by relevant regulations.

(3)	The Principle of Equal Opportunities for Investors. The Company shall treat all of its shareholders and potential investors equally in order to avoid selective information disclosure.

(4)	The Principle of Honesty and Good Faith. The investors’ relations work of the Company should be objective, true and accurate in order to avoid any excessive publicity or the disclosure of any misleading information.

(5)	The Principle of Interactive Communications. The Company shall take the initiative to listen to the opinions and suggestions of investors so that it can maintain a dialogue and form positive interactions with investors.

Chapter II Scope and Methods of Investors’ Relations Work

Article 4 Subject to the strict implementation of the Information Disclosure Management System of the Company, investor relation work mainly includes:

(1)	The developmental strategy of the Company, including its developmental orientation and planning, its competitive strategy and its operational guidelines etc;

(2)	Statutory information disclosure and explanations, including regular reports and temporary announcements etc;

(3)	The information that is per se allowed to be disclosed regarding the business management information of the Company, including the condition of its production and operations, financial position, research and development of new products or new technology, operating results and dividend distribution etc;

(4)	Major issues that are per se allowed to be disclosed by the Company, including its major investments, changes, asset restructuring, acquisitions, mergers, foreign cooperation,

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foreign guarantees, major agreements, affiliated transactions, major lawsuits or arbitrations, the reorganization of its management, a change in its major shareholders and other information of the Company;

(5)	Corporate culture buildup;

(6)	Other relevant information of the Company.

Article 5 The ways in which the Company may communicate with its investors includes, but is not limited to:

(1)	Announcements (including regular and irregular reports);

(2)	Shareholders’ meetings;

(3)	Regular performance promotional activities and press conferences;

(4)	One-on-one workshops;

(5)	Road shows for major events;

(6)	Interviews given as necessary to important financial and economic media by the senior executives or other personnel of the Company by request;

(7)	Frequent contacts with institutional investors, securities analysts and small and medium-sized investors;

(8)	Establishment of a special telephone or fax line, email box or via a special investor relations section on the Company’s website;

(9)	Receiving the calls and visits of institutional investors, securities analysts and small and medium-sized investors.

Article 6 The newspapers designated for the domestic open disclosure of the Company’s information are the China Securities Journal and Shanghai Securities News; the designated website is that of the Shanghai Stock Exchange.

The Company cannot release information on its website or through other public media prior to the information being released by the designated newspapers and website. The Company may not use press conferences, responses to the questions of reporters or any other method that would subsume its obligations of reporting and announcement

Chapter III Organization and Implementation of Investors’ Relations Work

Article 7 The Chairman of the Board of Directors shall be primarily responsible for the investor relations work of the Company and shall preside over and/or take part in the major activities related to investor relations (including the general meeting of the shareholders, promotional activities, press conferences, road shows for major events, important conferences on domestic and foreign capital markets and interviews with major financial media).

Article 8 The Secretary of the Board of Directors shall be primarily responsibility for the investor relations work of the Company and shall handle the management of investor relations by the Company.

Article 9 The office of the Secretary of the Board of Directors shall be the functional department of the investor relations work of the Company and shall oversee related day to day affairs.

Article 10 The main duties of investor relations work include:

(1)	Analysis and Research. Making statistical analysis of statistics related to the demographics of investors, changes in investors, and to potential investors; paying continuous attention to all types of information, e.g. the views, proposals and reports of investors and the media, and providing feedback of such in a timely manner to the Board of Directors and the management of the Company.

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(2)	Communications and Contact. Integrating and releasing information as required by investors; holding industry performance promotional activities, press conferences and road shows; responding to the inquiries of analysts, investors and the media; receiving the visits of investors; maintaining frequent contact with institutional investors, and of the small and medium-sized investors to enhance their participation in the Company;

(3)	Public relations: establishing and maintaining excellent public relations with the stock exchange, industry associations, media, other listed companies and other related institutions; working with the related departments of the Company to suggest and implement effective countermeasures and vigorously safeguard the corporate image of the Company after the occurrence of any major event, e.g. lawsuit, major reorganization, change of key personnel, abnormal fluctuations of share prices or major changes in operational environment of the Company.

(4)	Other tasks that can help improve the investor relations.

Article 11 The Company will take appropriate action to train relevant personnel, especially the directors, supervisors, senior executives and heads of departments and subordinate units (subsidiaries), about investor relations work.

Chapter IV Supplementary Provisions

Article 12 This system shall be effective upon its review and adoption by the Board of Directors of the Company as shall all subsequent revisions hereof.

Article 13 The Company shall handle the matters not covered herein in a manner in accordance with related laws, regulations, regulatory rules and the Articles of Association.

Article 14 The power to interpret this system rests with the Board of Directors of the Company.

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited

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Exhibit 99.5

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Report on Remedial Actions Taken in Relation to the Special Activity of Strengthening Corporate Governance

Sinopec Shanghai Petrochemical Company Limited and the members of its Board of Directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained herein, or material omissions from, this announcement.

This announcement is being published simultaneously in Shanghai and Hong Kong. The domestic publication of this announcement is done pursuant to the Rules Governing Listing of Stocks on the Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations listed under Rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As required by the “Notice on Issues Relating to the Carrying out of the Special Activity of Strengthening the Corporate Governance of Listed Companies” (Zheng Jian Gong Si Zi, [2007] No. 28) of China Securities Regulatory Commission (“CSRC”) and the “Notice on the Special Activity of Corporate Governance for Listed Companies in Shanghai Jurisdiction” (Hu Zheng Jiang Gong Si Zi [2007] No. 39) of the CSRC Shanghai Regulatory Bureau, Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai” or the “Company”) carried out the special activity of corporate governance from April to October of 2007.

I.	Process

1.	Phase I: Internal Corporate Audit

Sinopec Shanghai conducted an internal corporate audit from April to June 2007, focusing particular attention on its corporate governance. Relevant documents promulgated by the CSRC and the CSRC Shanghai Regulatory Bureau were carefully reviewed by the Company and relied upon for the establishment of the “Leading Group of Sinopec Shanghai for the Special Activity of Strengthening Corporate Governance”. The leadership of the Leading Group was made up of the Board Chairman, acting as chief; the director and chief financial officer, as deputy chiefs; and also incorporated the independent directors, certain members of the Board of Supervisors and the leaders of related departments. The Company drew up a Working Plan for the Special Activity of Corporate Governance and took action to implement such Plan. The functional departments thoroughly conducted individual internal audits to identify problems and deficiencies by reviewing each of the one-hundred internal audit items listed in Document No. 28. By the end of June, the Internal Audit Report and Remedial Plan of Sinopec Shanghai for the Special Governance Activity was completed and was subsequently submitted to the Board of Directors for review.

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On July 12, 2007, the Internal Audit Report and Remedial Plan of Sinopec Shanghai in Connection with the Special Governance Activity was reviewed and adopted at the 21st meeting of the Fifth Board of Directors.

2.	Phase II: Public Appraisal and On Site Inspection

From July through September 2007, Sinopec Shanghai carried out public appraisals and on-site inspections in relation to the Special Activity of Corporate Governance. On July 13, 2007, the Company published the Internal Audit Report and Rectification Plan of Sinopec Shanghai in Connection with the Special Governance Activity in the China Securities Journal, Shanghai Securities News, and posted it on both the Shanghai Stock Exchange (www.see.com.cn) and its own website and also submitted it to the CSRC Shanghai Regulatory Bureau.

Commencing July 15, 2007, the Company began to accept the comments and criticism of investors and the general public regarding its existing corporate governance structure via specially designated hotlines, fax numbers and email addresses.

On September 24, 2007, the CSRC Shanghai Regulatory Bureau conducted a special examination of the Company’s corporate governance structure, focusing on its management systems, the minutes of its Shareholders, Board of Directors, and Board of Supervisors’ meetings as well as its financial data from the past three years. On October 10, 2007, the Company received a “Notice on the Governance Status and Remedial Action of Sinopec Shanghai Petrochemical Company Limited” (Hu Zheng Jian Gong Si Zi [2007] No. 406) issued by the CSRC Shanghai Regulatory Bureau. On October 15, the Company received the “Appraisal of the Corporate Governance Structure of Sinopec Shanghai” issued by the Shanghai Stock Exchange.

3.	Phase III: Rectifications and Improvement

Sinopec Shanghai implemented remedial measures and adopted improvements in connection with the Special Activity of Corporate Governance during the month of October 2007. The Company used the comments, criticism and suggestions received from regulatory authorities, investors and the public in shaping and deciding upon each remedial measure to be adopted.

By mid-October 2007, the Report of Sinopec Shanghai on Remedial Measures Related to the Special Activity of Corporate Governance was completed and was subsequently submitted to the 24th meeting of the Fifth Board of Directors for their review.

II.	Rectification Results

1.	Rectification of Problems Found in Self-check

The following are the main issues related to the Company’s corporate governance structure that were identified during the self-examination:

(1)	The Company has not yet formulated corporate governance structures such as the working rules for the general manager or a working system for independent directors.

Explanation and Remedial Action: After its shares were listed on the market in 1993, the Company formulated and

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adopted Procedural Rules for the Working Meetings of the General Manager, Procedural Rules for Joint Party-Administrative Meetings as well as some other rules and regulations. The Articles of Association also contain explicit provisions on the roles of the general manager and independent directors. With these provisions in place, the Company failed to adopt separate Working Rules for the General Manager or a Working System for Independent Directors. As a result of the internal audit, the Company has now deemed the adoption of such measures necessary in order to further improve its corporate governance system to ensure compliance with relevant regulations. In September, the Company drafted Working Rules for the General Manager, a Working System for Independent Directors and a Working System for Investor Relationships, which were internally examined and reviewed by attorneys. In October 2007, drafts of such measures were submitted to the 24th meeting of the Fifth Board of Directors for their review and adoption in order to achieve implementation.

(2)	Needed Share Reform:

Explanation and Remedial Action: Initially in October 2006, the Company started the share reform required by the CSRC; however, the reform plan was not adopted by the required two-thirds of the A-shareholders resulting in no reform occurring during 2006. In order to accomplish reform in this area as quickly as possible, promote the healthy development of the Company and achieve harmony in the interests of all shareholders, the Company is in active communication with its controlling shareholder—China Petroleum & Chemical Corporation (“Sinopec”)—urging it to initiate share reform. Since share reform may only be proposed by the majority shareholder, such reform has not yet been adopted, and there are no specific plans for adoption of such measures, but the Company will continue to urge the majority shareholder to adopt such reform at the earliest time possible.

2.	Rectification of Problems Found in the On-Site Inspection by CSRC Shanghai Regulatory Bureau

During its on-site inspection, the CSRC Shanghai Regulatory Bureau pointed out the following problems with the corporate governance structure of Sinopec Shanghai:

(1)	Share Reform: after the first reform plan was vetoed at the shareholders’ meeting held on November 8, 2006, no second reform procedure was initiated by the Company.

Explanations and Remedial Actions: Identical with those found in Section II. 1. (2).

(2)	The Standardization of Operations: The Company has not yet adopted Working Rules for the General Manager or a Working System for the Independent Directors.

Explanation and Remedial Action: After its shares were listed on the market in 1993, the Company formulated and adopted Procedural Rules for the Working Meetings of the General Manager, Procedural Rules for Joint Party

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-Administrative Meetings as well as some other rules and regulations. The Articles of Association also contain explicit provisions on the roles of the general manager and independent directors. With these provisions in place, the Company failed to adopt separate Working Rules for the General Manager or a Working System for Independent Directors. As a result of the internal audit, the Company has now deemed the adoption of such measures necessary in order to further improve its corporate governance system to ensure compliance with relevant regulations. In September, the Company drafted Working Rules for the General Manager, a Working System for Independent Directors and a Working System for Investor Relationships, which were internally examined and reviewed by attorneys. In October 2007, drafts of such measures were submitted to the 24th meeting of the Fifth Board of Directors for their review and adoption in order to achieve implementation.

(3)	Independence: Some products that are produced by Sinopec Yizheng Chemical Fiber Co., Ltd. (“Sinopec Yizheng”) which is under the control of Sinopec, which is also the Company’s controlling shareholder, are also produced by the Company and therefore constitute same-industry competition against the Company.

Explanation and Remedial Action: In keeping with its own developmental strategy, Sinopec, the controlling shareholder of the Company, has intensified the centralization of control over its procurement of materials and the sales of its products in order to prevent its subsidiaries, branch companies and affiliated enterprises from competing against each other within the same-industry, and to strengthen its overall price negotiating capabilities, as well as to consolidate and expand its share of the market. As a result of active communication and coordination between the Company and its controlling shareholder, Sinopec, products of the Company which constitute same-industry competition with Sinopec Yizheng (also controlled by Sinopec), will be shifted into the same sales channel as that used by Sinopec Yizheng, the Sino Chemical Sales Branch Company, thus avoiding future internal competition within the same-industry.

3.	Appraisal Opinions of Shanghai Stock Exchange on the Corporate Governance of the Company

On October 15, 2007, the Department of Listed Companies of the Shanghai Stock Exchange issued an Appraisal Opinion on the Corporate Governance Status of Sinopec Shanghai, offering the following regulatory suggestions on how the Company should improve its governance structure: “The Company should take advantage of the opportunity posed by the current special activity being conducted to enhance the governance structure of listed companies in order to perfect the Company’s systems of internal information disclosure and control, standardize the conducting of shareholders’ and Board of Directors, raise the awareness of directors (including independent directors) regarding their respective duties and in order to actively work for the enhancement of its corporate governance as required by relevant laws, regulations and standards, including Company Law, Securities Law, Measures for Administration of Information Disclosure of Listed Companies and the Rules Governing the Listing of Stocks.

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4.	Investors and Public Comments on the Corporate Governance of the Company

On July 13, 2007 the Company published its Internal Audit Report and the Remedial Action Plan for Sinopec Shanghai for the Special Governance Activity on the website of the Shanghai Stock Exchange (www.see.com.cn). In order to encourage comment from investors and the general public, the Company set up hotlines, as well as special fax numbers and email addresses. As of September 30, 2007, no comments regarding its corporate governance status had been received.

In summary, Sinopec Shanghai has achieved some success in enhancing its corporate governance via the Special Activity of Corporate Governance; efforts have been taken to instill in the directors, supervisors and senior executives of the Company new insight into the importance and necessity of adopting a proper governance system; and the internal structure of the Company has achieved further improvement and standardization. Sinopec Shanghai will continue to take advantage of this opportunity in order to further strengthen its corporate governance structure and to ensure its growth in a regulation-compliant, healthy and sustainable manner.

Sinopec Shanghai Petrochemical Company Limited

October 26, 2007

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